August 6, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael F. Johnson

Re:	BNC Bancorp

Registration Statement on Form S-3

Filed July 26, 2012

File No. 333-182848

Mr. Johnson:

This letter is submitted in response to comments contained in the letter dated July 30, 2012 from Mark Webb of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to W. Swope Montgomery, Jr., the Chief Executive Officer of BNC Bancorp (the “Company”), regarding the Company’s above referenced Registration Statement on Form S-3 (the “Registration Statement”). This letter also includes a request to accelerate the effectiveness of the Registration Statement.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 30, 2012 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

Selling Securityholders, page 15

Comment 1: Please clarify whether any of the selling securityholders is a broker-dealer or an affiliate of a broker-dealer. For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

August 6, 2012

Response 1: We believe the requested disclosure has been provided in all material respects. We respectfully direct the Staff’s attention to the fifth paragraph on page 23 of the Form S-3 in the “Plan of Distribution” section. In this paragraph, we state “[e]ach Selling Securityholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Each such Selling Securityholder has represented to us that such Selling Securityholder purchased the Securities in the ordinary course of business and, at the time of the purchase, such Selling Securityholder had no agreements or understanding, directly or indirectly, with any person to distribute the Securities.” In addition, we do not believe that repeating this language under “Selling Securityholders” would provide meaningful or material information to investors.

Further, while we do not specifically state that certain Selling Securityholders are affiliates of broker-dealers, we do state that each Selling Securityholder provided a representation set forth in the quoted language above. Accordingly, we do not believe that this information would provide meaningful or material information to investors.

Comment 2: Please revise your filing to disclose that the selling securityholders may be deemed to be underwriters.

Response 2: We believe the requested disclosure has been provided in all material respects. We respectfully direct the Staff’s attention to the fourth paragraph on page 23 of the Form S-3 in the “Plan of Distribution” section. The first sentence of this paragraph states, “The Selling Securityholders and any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.” In addition, we do not believe that repeating this language under “Selling Securityholders” would provide meaningful or material information to investors.

On August 2, 2012, Andrew A. Gerber of Womble Carlyle Sandridge & Rice LLP, our outside counsel, discussed these two comments as well as the proposed responses set forth above with Mark Webb.

In accordance with Rule 461, the Company requests that that the Commission declare the Registration Statement effective on August 7, 2012 at 5:00 pm, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

August 6, 2012

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding the Registration Statement kindly contact our counsel, Andrew Gerber or Janet Lowder of Womble Carlyle Sandridge & Rice LLP at 704-331-4907 or 704-331-4964, respectively. Thank you for your time and attention.

Sincerely,

/s/	W. Swope Montgomery, Jr.
W. Swope Montgomery, Jr. Chief Executive Officer

cc:	Betty O. Temple, Esq.

Andrew A. Gerber, Esq.

Janet D. Lowder, Esq.